UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
COMMISSION FILE NUMBER: 333-123749
POLYMER HOLDINGS LLC

(Exact name of registrant as specified in its charter)
15710 JOHN F. KENNEDY BLVD., SUITE 300
HOUSTON, TX 77032
(281) 504-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
12.000% SENIOR DISCOUNT NOTES DUE 2014
(Title of each class of securities covered by this Form)
NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑
     Approximate number of holders of record as of the certification or notice date: One (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934 Polymer Holdings LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 31, 2006	By: /s/ Joseph J. Waiter
Name: Joseph J. Waiter
Title: Vice President and Secretary

1